EXHIBIT 99.8

ACE REPORTS RESULTS OF OPERATIONS FOR THE THIRD QUARTER OF 2010

VALLEY STREAM, NY - (Business Wire) – November 12, 2010

Ace Marketing & Promotions, Inc. (OTC BB: AMKT) announced today the results for its third quarter and nine months ended September 30, 2010.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Revenue (A)	773,830	938,824	2,447,723	2,235,103
Cost of Revenues	509,973	770,028	1,688,609	1,601,245
Gross Profit (B)	263,857	168,796	759,114	633,858
Selling, General and Administrative Expenses (C)	598,949	653,625	2,048,720	1,743,758
(Loss) from Operations (D)	(335,092)	(484,829)	(1,289,606)	(1,109,900)

(A) Revenues for the nine months ended September 30, 2010 increased due to the increased efforts of the company’s sales force and improvement in the overall economy. Our third quarter of 2010 included a $463,000 reduction in sales from three clients of low margin sales, which offset a $378,000 increase in sales for the quarter ended June 30, 2010, in each case as compared to the comparable period of the prior year.

(B) Our gross profit margins improved in 2010 due to the loss of three clients that had sales totaling $473,000 in 2009 at very low margins.

(C) Operating expenses for the three months ended September 30, 2010 decreased by approximately $55,000 and increased by $305,000 for the nine months ended at September 30, 2010 as compared to the comparable period of the prior year.  Operating expenses for the three months ended September 30, 2010 include a decrease in stock based payments (non – cash) of $78,751. Operating expenses for the nine months ended September 30, 2010 included an increase of $347,483 in stock based compensation (non-cash) as compared to the comparable periods of the prior year.

(D)  Net loss for the three months ended September 30, 2010 decreased by approximately $150,000 over the comparable period of the prior year due to approximately a $79,000 decrease in stock based payments ( non – cash ) and an increase in gross profit of approximately $95,000. Net loss from operations for the nine months ended September 30, 2010 increased by approximately $180,000 due to an increase in stock based payments ( non – cash ) of $347,000.

About Ace Marketing & Promotions Inc (OTC BB: AMKT)

Ace Marketing & Promotions Inc., based in New York, is an Integrated Marketing Solutions Company, offering Marketing Technology Platforms in four Vertical Categories: Branding and Branded Merchandise, Interactive Solutions, Direct Relationship Marketing and Mobile Marketing. Through the use of proprietary technologies, Ace identifies the ideal customer, prospect and branding solution to help ensure a successful marketing strategy. In addition, Ace is building a National Proximity Marketing Network, for the delivery of advertising campaigns to mobile devices via Bluetooth and Wi-Fi.  Ace Marketing & Promotions Inc. is a leader in Proximity Marketing(SM) with proprietary Bluetooth and Wi-Fi integrated technology that establishes the benchmark for how multimedia messages are being delivered. Established in 1998, the Company has built a successful, scalable business platform. Ace's Corporate Overview is available at http://www.acemarketing.net on the "About Us" tab. Ace has recently added several new revenue stream models. The long-term strategic plan is for Ace to find new opportunities while leveraging its core competencies. For a demo of Ace's Proximity Marketing you can visit http://www.acemarketingdemo.com or http://www.proximitymarketingus.com. For additional information, a copy of Ace's Form 10-K and other exchange act filings can be obtained on the Internet by going to www.acemarketing.net, clicking on links and then clicking on SEC Filings.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995.

Certain statements in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performances or achievements express or implied by such forward-looking statements. The forward-looking statements are subject to risks and uncertainties including, without limitation, changes in levels of competition, possible loss of customers, and the company's ability to attract and retain key personnel.

Media Contact:

Ace Marketing & Promotions, Inc.
Legend Securities, Inc.
Thomas Wagner
800-385-5790 x152
718-233-2600 x152
twagner@legendsecuritiesinc.com